[BAKER BOTTS L.L.P. LETTERHEAD]
April 9, 2009
Via EDGAR and Overnight Mail
Mr. John P. Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Pride SpinCo, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed February 17, 2009 File No. 1-34231
Dear Mr. Lucas:
On behalf of Pride SpinCo, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by facsimile dated February 27, 2009.
Please telephone the undersigned (713.229.1574) with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Courtney A. Tippy
Courtney A. Tippy

Enclosures

cc:	Randall D. Stilley Pride SpinCo, Inc. Anne Nguyen Parker Suying Li Sandra Eisen United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Pride SpinCo, Inc.

DATE:	April 9, 2009

RE:	Amendment No. 1 to Registration Statement on Form 10; Filed February 17, 2009; File No. 1-34231 Response to SEC Comments dated February 27, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated February 27, 2009 relating to the above-referenced filing (the “Registration Statement”) of Pride SpinCo, Inc. (the “Company”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 to the Registration Statement. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.
Amendment No. 1 to Registration Statement on Form 10
General
1.	Please continue to file all material agreements and fill in blank spaces in your document as relevant information and agreements become available.
Response: We have filed as exhibits to Amendment No. 2 to the Registration Statement forms of the Restated Certificate of Incorporation, the Bylaws, the Rights Agreement and the list of subsidiaries. We will file the remaining required exhibits promptly as they become available so as to provide the Staff with sufficient time to review.
Risk Factors, page 14
A single customer accounts for a significant portion of our revenues . . . , page 15
2.	We note your response to prior comment 2, that you do not have master agreements with PEMEX or Applied Drilling Technology, Inc. and that PEMEX and ADTI contract for your services on a rig-by-rig basis. Please disclose this information in this risk factor.

Response: We have included the requested information referred to in the Staff’s comment in the risk factor titled “Certain customers account for a significant portion of our revenues. The loss of a significant customer could have a material adverse impact on our financial condition and results of operation.” Please see page 15 of the Information

Statement included as Exhibit 99.1 to the Registration Statement (the “Information Statement”).
Management, page 72
3.	Please revise your biographical sketches for Messrs. Manz and German to clarify certain confusing disclosure. In this regard, we note your statement that Mr. German worked as an independent contractor from September 2005 to February 2006, which appears to conflict with your subsequent statement that he joined Coca-Cola Corporation in August 2005. With respect to Mr. Manz, you state that he began working for Hercules Offshore, Inc. in January 2005. You then state that he was named a senior vice president in January 2005, the same month he started, after having previously served as the CFO of the company. Please clarify at what time Mr. Manz served as the CFO.
Response: We have revised the Information Statement in response to the Staff’s comment. Please see pages 72-73.
4.	Please update to disclose compensation for the year ended December 31, 2008. See Compliance and Disclosure Interpretation 217.11, found at www.sec.gov.
Response: We have revised the Information Statement in response to the Staff’s comment. Please see “Management.”

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.